Iteris, Inc.

1700 Carnegie Avenue, Suite 100

Santa Ana, CA 92705-5551

January 22, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:       Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Robert Shapiro, Staff Accountant

Ajay Koduri, Staff Attorney

Re:          Iteris, Inc.
Form 10-K for the fiscal year ended March 31, 2012
Filed June 11, 2012
File No. 001-08762

Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 7, 2013 (the “Comment Letter”) regarding the above-referenced filing of Iteris, Inc., a Delaware corporation (the “Company”).  Set forth below are the Company’s response to the Comment Letter.  The numbered response below contains the Staff’s comment from the Comment Letter and corresponds to the comment contained in the Comment Letter.

Form 10-K for the fiscal year ended March 31, 2012

Definitive Proxy Statement filed on July 30, 2012 and Incorporated by Reference into Part III of the Form 10-K

Plan-Based Bonuses, page 19

1.     We note the annual cash bonus was based on revenue and operating income targets at the segment and company-wide level, and you have disclosed these targets. In future filings, please also disclose your performance with respect to these targets (or any other targets you may use).

RESPONSE:  We acknowledge the Staff’s request in the above comment, and we will include in our future proxy statement, the Company’s performance with respect to such targets and any other targets the Company may use in the future.

We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response.  If there are any questions or comments concerning this matter, please do not hesitate to contact the undersigned at (949) 270-9400.

Very truly yours,

ITERIS, INC.

/S/ JAMES S. MIELE

James S. Miele,
Chief Financial Officer